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                                                                    EXHIBIT 99.1

        ILOG Appoints Investment Industry Veteran to Board of Directors


          PARIS, France, and MOUNTAIN VIEW, Calif. - December 19, 2000 - ILOG (NASDAQ: ILOG; EURO.NM) the world's leading supplier of software components today announced that Marie-Claude Bernal, partner of one of the largest investment firms in the United States, Wellington Management Company, has joined ILOG's board of directors. She is replacing Philippe Claude of the venture capital firm Atlas Venture, who is stepping down after serving on the ILOG Board for six years. The Company is also reporting that Edouard Efira, President and CEO of Quadratec, has resigned from the ILOG Board for personal reasons.

At Wellington since 1979, and until her recent resignation, Bernal has been a senior vice president, partner and International Equity Portfolio manager, managing diversified international core and small company portfolios for institutional investors worldwide. She was a member of Wellington's Global Equity Strategy Group and Asset Allocation Strategy Group.

"ILOG can only benefit from Marie-Claude's vast experience in international investment," said Pierre Haren, ILOG CEO. "Her knowledge of business leaders and companies is immense, and her ethics are of the highest standards. I am convinced she will continually keep us aware of the viewpoint of the institutional investor. I am very pleased to welcome her to our board."

Marie-Claude Bernal has 28 years of international institutional investment experience, including the management of mutual funds at the Banque de Neuflize, Paris from 1972-77 and the management of fixed income portfolios at Mercantile Safe Deposit and Trust Company, Baltimore, from 1977 to 1979.

Bernal graduated from France's HECJF, with a major in finance and accounting, and has an MBA from the University of Chicago in finance and computer science.


About ILOG
Dually headquartered in Paris and Mountain View, Calif., ILOG is the world's leading supplier of C++ and Java software components. ILOG's embeddable optimization, visualization and business rules software components dramatically shorten development times for enterprise software applications in the supply chain, telecommunications, transportation and financial services industries. In addition to optimization applications where ILOG enjoys significant market share, the company is taking an active role in the e-business software-components market. Visit www.ilog.com for additional information.

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